Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/MF) 60.643.228/0001-21
Company Registration (NIRE): 29.3.0001633-1	Company Registration (NIRE): 35.300.022.807
CVM Code: 13986	CVM Code: 12793

NOTICE TO SHAREHOLDERS

São Paulo, January 3, 2019 - Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and, jointly with Suzano, the “Companies”), in response to the request made by B3 S. A. - Brasil, Bolsa, Balcão and complementing the information disclosed by the Companies in the Notice to Shareholders dated January 2, 2019, jointly clarifies that the amount of the Partially Adjusted Cash Installment (as defined in the Notice to Shareholders dated January 2, 2019), equivalent to fifty reais and twelve centavos (R$50.12), corresponds to the redemption value of each redeemable preferred share of Eucalipto Holding S.A., originally equivalent to fifty-two reais and fifty centavos (R$52.50), less the dividends declared by Fibria in the Extraordinary Shareholders’ Meeting held on December 3, 2018 in the amount of five reais and three centavos (R$5.03) per share issued by Fibria, plus the amount of restatement by the DI Rate from March 15, 2018 to January 3, 2019 (inclusive) in the amount of two reais and sixty-five centavos (R$2.65).

As informed in the Notice to Shareholders dated January 2, 2019, the final amount of the Adjusted Cash Installment, including the estimated amount of the adjustment by the DI Rate until the Date of Consummation of the Operation, will be disclosed to the market through a Notice to Shareholders on January 10, 2019.

São Paulo, January 3, 2019

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Marcelo Feriozzi Bacci	Guilherme Perboyre Cavalcanti
Chief Financial and Investor Relations Officer	Chief Financial and Investor Relations Officer